Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-249004) on Form S‑8 and registration statement (No. 333-259980) on Form S‑3 of our reports dated February 28, 2023, with respect to the consolidated balance sheets of Bentley Systems, Incorporated and subsidiaries as of December 31, 2022 and 2021, and related statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2022, which reports appear in the December 31, 2022 annual report on Form 10‑K of Bentley Systems, Incorporated.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 28, 2023